TABLE OF CONTENTS


                                                                            Page

Directors and Officers                                                         2

President's Message to Shareholders                                            5

Selected Consolidated Financial Data                                           6

Management's Discussion and Analysis                                           8

Report of Independent Certified Public Accountants                            21

Consolidated Statements of Financial Condition                                22

Consolidated Statements of Earnings                                           23

Consolidated Statements of Comprehensive Income                               24

Consolidated Statements of Changes in Shareholders' Equity                    25

Consolidated Statements of Cash Flows                                         26

Notes to Consolidated Financial Statements                                    28

Shareholder Information                                                       51






                     BUSINESS OF LOGANSPORT FINANCIAL CORP.

Logansport Financial Corp. ("Logansport Financial" or the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. During 2002, the Company began to offer full-service banking through the internet at www.logansportsavings.com. The Bank is and historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no business activity other than being the holding company for the Bank. The Company is the sole shareholder of the Bank.





                                MISSION STATEMENT


"The Board of Directors, management and staff of Logansport Savings Bank are dedicated to serving the needs of our customers, providing them with the best possible service in an efficient, friendly, caring atmosphere. As a vital part of this community, Logansport Savings Bank seeks to continue partnering with local business and individuals. The customers, employees, and shareholders are an integral part of Logansport Savings Bank and are best served if the Bank remains an independent, locally controlled and operated, profitable financial institution."

                           Logansport Financial Corp.

                             DIRECTORS AND OFFICERS


DIRECTORS

     Charles J. Evans (age 56) has served as Senior Vice President of Logansport Savings Bank, FSB since January 2000. Prior to that he served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

     Brian J. Morrill (age 45) is the founder and President of Cass County Title Company, Inc. The firm provides title insurance policies and real estate searches for lenders, realtors, attorneys, and the general public. Prior to founding Cass County Title Company, Morrill served for ten years as the Executive Director of the Cass County Family YMCA in Logansport, Indiana. Morrill has served on several community boards and in 2000 served as Chairman of the Logansport/Cass County Chamber of Commerce.

     Susanne S. Ridlen, Ph.D. (age 62) is a faculty member and Director of the Project Success Program for under-prepared students at Indiana University Kokomo. Dr. Ridlen has taught at IUK since 1969. She also serves on the Lilly Scholarship Committee for the Cass County Community Foundation. In addition, she serves on the Board of Directors for the President Benjamin Harrison Foundation, Inc.

     William Tincher, Jr. (age 63) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     David G. Wihebrink (age 55) has served as President of Logansport Financial Corp. and Logansport Savings Bank since April 2000. Prior to that, he had served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. since 1988. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal Home retirement home in Logansport, Indiana; as a member of the Board of Directors of the North Central Indiana Workforce Investment Board and as a member of the Board of Directors of the Logansport/Cass County Chamber of Commerce.

     Thomas G. Williams (age 69) served as President of Logansport Savings Bank, FSB from 1971 until his retirement in April 2000.

     Dr. Todd S. Weinstein (age 41) is a member of the surgical staff at Logansport Memorial Hospital and has been a member of Logansport Surgical Associates since 1991. He serves on the Board of Trustees of Logansport Memorial Hospital and the Board of Directors of the Cass County Family YMCA.

     James P. Bauer (age 57) is the Vice President of Finance and Treasurer of Material Processing, Inc., a holding company for Small Parts, Inc. and ABC
Metals. He serves on the Board of Directors of the Logansport Economic Development Foundation, Inc. and the United Way of Cass County, Inc.


LOGANSPORT FINANCIAL CORP.             LOGANSPORT SAVINGS BANK, FSB

Officers                               Officers

DAVID G. WIHEBRINK                     DAVID G. WIHEBRINK - President
President and Chief Executive Officer
                                       CHARLES J. EVANS - Senior Vice President
CHARLES J. EVANS
Vice President                         DOTTYE ROBESON - Chief Financial Officer/
                                                           Secretary/Treasurer
DOTTYE ROBESON
Secretary/Treasurer                    ALLEN SCHIEBER - Senior Vice President

                                       JEFFREY JONES - Vice President

                                       SHEILA WILDERMUTH - Vice President

                                       MARK DEBARGE - Assistant Vice President

                                       KAY GAPSKI - Assistant Vice President

TO OUR SHAREHOLDERS:

In last year's letter we stated "Logansport Financial Corp. had a simple plan for success consisting of three goals: maximizing the return to our shareholders, enhancing our products and providing the very best services to our customers, and developing our talents to provide greater opportunities for our employees." I am pleased to report that despite a challenging economic environment we have been able to accomplish a significant portion of our plan. Total assets of the Bank grew to an unprecedented total of $150.1 million, an 8.7% increase; net earnings totaled a record $1.5 million, an increase of 8.3%; and basic earnings per share also reflected a record $1.63, representing a 26% increase. This across-the-board record performance represents the exceptional efforts made by our employees and the successful continuation of our strategic focus on enhanced profitability for our shareholders.

The operating environment in 2002 was characterized by continued declining interest rates and a weaker than expected economy. The lower interest rate climate and the competitive environment accelerated the unprecedented demand for home mortgage refinancing. As a result, our portfolio of one- to four-family residential loans decreased by $2.1 million, however, strong growth in our commercial loan portfolio of $3.9 million almost overcame the decline in our portfolio due to refinancing. As a result, our balance sheet is in excellent shape and our capital position is very strong as we head into what is expected to be a year of economic recovery. We anticipate that the year 2003 will hold many challenges for us, our country, our economy, and the banking industry in general. We feel the Bank is positioned to withstand the low interest rate environment in the short run and to remain vibrant in the long-term as rates recover from their record low levels.

The board of directors, management and employees of Logansport Financial Corp. believe that community banks are an integral part of their communities. They have been, and will continue to be, the backbone of their communities....knowing their  customers....their  customers knowing  them....helping their customers in goods times and bad. We hope you find the enclosed reports helpful in your analysis and we are grateful for the trust you have placed in us. As our Bank moves forward into 2003, we intend to continue "Leading The Way" in community banking.


Sincerely,




David G. Wihebrink
President

                           Logansport Financial Corp.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The  following  tables  set  forth  certain  information  concerning  Logansport
Financial's consolidated financial position, results of operations and other data at the dates and for the periods indicated.

                                                                       At December 31,
Statement of Financial Condition Data:         2002           2001            2000           1999           1998
                                                                       (In thousands)

Total assets                               $150,099       $138,065        $132,612       $117,468        $96,085
Loans receivable, net                       110,386        111,696         102,418         90,900         73,073
Mortgage-backed securities                   11,009          4,419           5,165          5,898          8,129
Cash and cash equivalents                    13,517          8,816           9,210          5,146          4,328
Investment securities                         8,060          5,788           8,322          8,539          5,033
Deposits                                     98,325         83,900          79,454         76,011         70,011
Borrowings                                   35,629         35,915          35,237         24,307          8,375
Shareholders' equity - net                   15,373         17,402          17,013         16,146         16,488

                                                                   Year ended December 31,
Summary of Operating Results:                  2002           2001            2000           1999           1998
                                                              (In thousands, except share data)

Interest income                              $9,326         $9,831          $9,524         $7,599         $6,579
Interest expense                              4,877          5,696           5,597          4,043          3,476
                                           --------       --------        --------       --------        -------
Net interest income                           4,449          4,135           3,927          3,556          3,103

Provision for losses on loans                   360            392             332            162             63
                                           --------       --------        --------       --------        -------
Net interest income after provision for
  losses on loans                             4,089          3,743           3,595          3,394          3,040

Other income                                    352            222             122            175            285
General, administrative and other expense     2,318          2,046           1,937          1,667          1,322
                                           --------       --------        --------       --------        -------
Earnings before income taxes                  2,123          1,919           1,780          1,902          2,003

Income taxes                                    609            521             511            678            756
                                           --------       --------        --------       --------        -------
Net earnings                                 $1,514         $1,398          $1,269         $1,224         $1,247
                                           ========       ========        ========       ========        =======
Basic earnings per share                      $1.63          $1.29           $1.16          $1.03          $1.00
                                           ========       ========        ========       ========        =======
Diluted earnings per share                    $1.58          $1.27           $1.16          $1.02           $.97
                                           ========       ========        ========       ========        =======
Cash dividends per share                       $.52           $.48            $.44           $.44           $.43
                                           ========       ========        ========       ========        =======


                           Logansport Financial Corp.

           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)


                                                            At or for the year ended December 31,
Supplemental Data:                             2002           2001            2000           1999           1998

Return on assets (1)                           1.03%          1.03%          1.00%           1.14%          1.37%
Return on equity (2)                           9.30           7.82           7.76            7.33           7.44
Interest rate spread (3)                       2.76           2.55           2.57            2.86           2.70
Net yield on interest-earning assets (4)       3.21           3.23           3.27            3.54           3.61
General, administrative and other
  expense to average assets                    1.58           1.50           1.53            1.55           1.45
Net interest income to general,
  administrative and other expense           191.93         202.10         202.74          213.32         234.72
Equity-to-assets (5)                          10.24          12.60          12.83           13.75          17.16
Average interest-earning assets to
  average interest-bearing liabilities       113.04         115.21         115.39          117.20         122.72
Non-performing assets to total assets           .99           1.41            .25             .57            .33
Non-performing loans to total loans            1.34           1.72            .32             .72            .42
Loan loss allowance to total loans             1.30           1.00            .73             .47            .38
Loan loss allowance to non-performing
  loans                                       98.25          58.11         226.19           66.07          90.48
Dividend payout ratio                         31.90          37.21          37.93           42.72          43.00
Net charge-offs to average loans                .03            .02           *               *               .03

*  Less than .01%

--------------------------------------

(1)  Net earnings divided by average total assets.

(2)  Net earnings divided by average total equity.

(3) Interest rate spread is calculated by subtracting combined weighted-average interest rate cost from combined weighted-average interest rate earned for the period indicated.

(4)  Net interest income divided by average interest-earning assets.

(5)  Total equity divided by total assets.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank, which was completed June 13, 1995. The Company has no activity other than being the holding company for the Bank.

The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank and all other savings associations are significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and levels of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations.

The Bank's earnings are primarily dependent upon its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for losses on loans, service charges, operating expenses and income taxes.


Forward-Looking Statements

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2002, and the results of operations for the year ended December 31, 2002, as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

1. Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

2. Management's opinion as to the financial statement effect of recent accounting pronouncements.

3. Management's opinion as to the effect of changes in interest rates on the Company's results of operations.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Changes in Financial Condition from December 31, 2001 to December 31, 2002

The Company's total assets were $150.1 million at December 31, 2002, an increase of $12.0 million, or 8.7%, over the $138.1 million total at December 31, 2001. The increase in assets was funded primarily through growth in deposits of $14.4 million, partially offset by a $2.0 million decline in shareholders' equity. The percentage of interest-earning assets to total assets was 96.1% and 95.3% at December 31, 2002 and 2001, respectively.

At December 31, 2002, investment and mortgage-backed securities totaled $19.1 million, compared to $10.2 million at December 31, 2001, an increase of $8.9 million, or 86.8%. The increase was due to purchases of $17.8 million, which were partially offset by maturities, sales and repayments totaling $9.4 million. The primary investments added to the portfolio were Federal Home Loan Bank ("FHLB") and Federal National Mortgage Association ("FNMA") fixed rate notes and mortgage-backed securities. At December 31, 2002, in addition to U.S. Government agency bonds and mortgage-backed securities, the Company held $983,000 of corporate debt obligations rated Investment Grade or better by Moody's Investors Service, Inc. and $500,000 of FNMA preferred stock yielding 3.98% as well as FHLMC common stock.

Loans receivable totaled $110.4 million at December 31, 2002, a decrease of $1.3 million, or 1.2%, from December 31, 2001. The decrease in loans receivable was due primarily to principal repayments of $46.7 million, which were partially offset by loan disbursements totaling $45.6 million. Loan origination volume during 2002 declined from the record volume levels of 2001 by $15.5 million, a 25.4% decrease. The overall decrease in loans was comprised of a $2.1 million, or 3.4%, decrease in loans secured by one- to four-family residential real estate and a $1.9 million, or 14.2%, decrease in consumer loans. Loans secured by nonresidential real estate, commercial loans and leases increased by $3.9 million, or 12.2%.

During 1997, the Company invested $1.5 million in a limited partnership, which constructs and manages residential real estate apartments for low and moderate-income residents. This investment reflects a 49.5% participation in the partnership. The affordable housing project generates tax credits for the Bank. This investment initially resulted in an increase to total assets of $1.5 million with a corresponding increase in notes payable. During the three years ended December 31, 2002, the Bank recorded pretax losses from the housing project of totaling $558,000, while realizing tax credits of $506,000.

Deposits totaled $98.3 million at December 31, 2002, an increase of $14.4 million, or 17.2%, over December 31, 2001. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings increased by $9.4 million, or 29.3%, while certificates of deposit increased by $5.0 million, or 9.6%. At December 31, 2002, borrowings consisted of $33.8 million in FHLB advances compared to $34.8 million in FHLB advances at December 31, 2001, a decrease of $914,000, or 2.6%. Proceeds from deposit growth were generally used to fund the purchase of investments and mortgage-backed securities and a 10% stock repurchase program. However, $1.7 million of the deposit increase was comprised of short-term local governmental deposits which are subject to bids every 60 to 90 days and, therefore, may or may not be retained. Additionally, the Bank has deposit customers who periodically place large deposits for short time periods. Such deposits totaled approximately $4.0 million at December 31, 2002. These funds were withdrawn in January 2003.

Shareholders' equity totaled $15.4 million at December 31, 2002, a decrease of $2.0 million, or 11.7%, from December 31, 2001. The decrease was due primarily to dividends totaling $478,000 and common stock repurchases totaling $3.7 million, which were offset by net earnings for the year ended December 31, 2002, of $1.5 million, an increase in unrealized gains on available for sale securities of $272,000 and proceeds from the exercise of stock options of $369,000.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison  of Results of Operations  for the Years Ended  December 31, 2002 and
2001

Net earnings totaled $1.5 million for the year ended December 31, 2002, a $116,000, or 8.3%, increase over the net earnings reported for 2001. The increase in net earnings resulted primarily from an increase of $314,000 in net interest income, an increase of $130,000 in other income and a decrease of $32,000 in the provision for losses on loans, which were partially offset by an increase of $272,000 in general, administrative and other expense and an increase in the provision for income taxes of $88,000.

Interest Income

The Company's total interest income was $9.3 million for the year ended December 31, 2002, compared to $9.8 million during 2001, a decrease of $505,000, or 5.1%. The $10.7 million, or 8.3%, increase in average interest-earning assets, from $129.8 million in 2001 to $140.5 million in 2002, was more than offset by a 93 basis point decrease in the average yield on interest-earning assets, to 6.68% in 2002 compared to 7.61% in 2001. Interest income on loans decreased by $406,000, or 4.7%, due primarily to a 70 basis point decrease in the average yield year to year, to 7.30% in 2002, which was partially offset by a $4.8 million, or 4.4%, increase in the average balance of loans outstanding. Interest income on investment and mortgage-backed securities and other interest-bearing deposits decreased by $99,000, or 8.9%, due primarily to a 152 basis point decline in the average yield, to 3.89% in 2002, which was partially offset by a $5.9 million, or 31.5%, increase in the average balance outstanding.

Interest Expense

Interest expense totaled $4.9 million for the year ended December 31, 2002, a decrease of $819,000, or 14.4%, compared to 2001. This decrease was the result of a decrease in the average cost of interest-bearing liabilities of 114 basis points, from 5.06% in 2001 to 3.92% in 2002, partially offset by an increase in the average balance of $11.6 million, or 10.3%. Interest expense on deposits decreased by $715,000, or 19.4%, due primarily to a 137 basis point decline in the average cost of deposits, to 3.32% in 2002, which was partially offset by a $10.9 million, or 13.9%, increase in the average balance of deposits outstanding year to year. Interest expense on borrowings decreased by $104,000, or 5.2%, due primarily to a 43 basis point decrease in the average cost of borrowings year to year. The decreases in the level of yields on interest-earning assets and the cost of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy throughout 2001 and 2002.

Net Interest Income

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $314,000, or 7.6%, to $4.4 million in 2002, compared to $4.1 million in 2001. The interest rate spread was 2.76% in 2002 compared to 2.55% in 2001, and the net yield on weighted-average interest-earning assets declined to 3.21% in 2002 from 3.23% in 2001.

Provision for Losses on Loans

The Company maintains a general allowance for loan losses that reflects an estimate of inherent losses based upon the types and categories of outstanding loans, as well as problem loans and current economic conditions in the Company's market area. The Company's provision for losses on loans was $360,000 and $392,000, for the years ended December 31, 2002 and 2001, respectively. The 2002 provision was predicated primarily upon the increase in the volume of loans secured by nonresidential and commercial real estate, an analysis of nonperforming loans and the current economic climate. At December 31, 2002 and 2001, the allowance amounted to $1.5 million and $1.1 million, respectively, for a ratio to total loans of 1.30% in 2002 and 1.00% in 2001. Non-performing loans at December 31, 2002 and 2001 were $1.5 million and $1.9 million, respectively. The ratio of the allowance for loan losses to non-performing loans increased from 58.1% at December 31, 2001 to 98.3% at December 31, 2002. Based on management's review of the loan portfolio, the allowance for loan losses at December 31, 2002 is considered adequate to cover potential losses inherent in the loan portfolio. However, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001 (continued)

Other Income

The Company's other income for the year ended December 31, 2002, excluding the loss on equity investments, was $459,000, compared to $429,000 in 2001. The increase was due primarily to a $101,000 gain on sale of investment and mortgage-backed securities, partially offset by a decrease of $17,000, or 7.1%, in service charges on deposit accounts and a $54,000, or 28.3%, decrease in other operating income, mainly income on Bank-owned life insurance and a $14,000 decrease in insurance commissions. The $107,000 loss on equity investments recorded in 2002 had a positive after-tax effect of approximately $111,000 when considering the tax benefit and the available tax credits generated by the project.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.3 million for the year ended December 31, 2002, compared to $2.0 million in 2001, an increase of $272,000, or 13.3%. Employee compensation and benefits increased by $182,000, or 16.3%, due primarily to a $40,000 increase in expense related to medical insurance and a $30,000 increase in pension expense, while the remaining $112,000 increase was primarily attributable to additional staffing, normal merit increases and an increase in officer and employee bonus expenses year to year. Occupancy and equipment expense increased by $10,000, or 4.3%, mainly due to an increase in property taxes and other related occupancy expenses. Data processing fees increased by $7,000, or 3.8%, due primarily to increased account volume and additional commercial loan software maintenance costs. Various other operating expenses increased by $73,000, or 14.5%. The majority of the increase was related to costs associated with new internet-banking services, consulting and attorney fees, costs related to being a public company and pro-rata increases in costs related to the Company's overall growth year to year.

Income Tax Expense

Income tax expense totaled $609,000 for the year ended December 31, 2002, an increase of $88,000, or 16.9%, over 2001. Pretax income increased by $204,000, or 10.6%, in 2002 compared to 2001, while approximately $182,000 of tax credits were available in both 2002 and 2001. The effective tax rates were 28.7% and 27.1% for the years ended December 31, 2002 and 2001, respectively.

Comparison  of Results of Operations  for the Years Ended  December 31, 2001 and
2000

Net earnings totaled $1.4 million for the year ended December 31, 2001, a $129,000, or 10.2%, increase over the net earnings reported for 2000. The increase in net earnings resulted primarily from an increase of $208,000 in net interest income and an increase of $100,000 in other income, which were partially offset by an increase of $60,000 in the provision for losses on loans, an increase of $109,000 in general, administrative and other expense and an increase in the provision for income taxes of $10,000.

Interest Income

The Company's total interest income was $9.8 million for the year ended December 31, 2001, compared to $9.5 million during 2000, an increase of $307,000, or 3.2%. The $8.3 million, or 6.8%, increase in average interest-earning assets, from $121.5 million in 2000 to $129.8 million in 2001, was partially offset by a 27 basis point decrease in the average yield on interest-earning assets, to 7.61% in 2001 compared to 7.88% in 2000. Interest income on loans increased by $680,000, or 8.5%, due primarily to a $10.8 million, or 10.9%, increase in the average balance of loans outstanding, which was partially offset by an 18 basis point decrease in the average yield year to year, to 8.00% in 2001. Interest income on investment and mortgage-backed securities and other interest-bearing deposits decreased by $373,000, or 25.2%, due primarily to a $2.5 million, or 10.7%, decrease in the average balance outstanding and a 96 basis point decline in the average yield, to 5.66% in 2001.

                          Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000 (continued)

Interest Expense

Interest expense totaled $5.7 million for the year ended December 31, 2001, an increase of $99,000, or 1.8%, compared to 2000. This increase was the result of an increase in the average balance of interest-bearing liabilities of $7.4 million, or 7.0%, offset by a decrease in the average cost of these liabilities of 25 basis points, from 5.31% in 2000 to 5.06% in 2001. Interest expense on deposits decreased by $230,000, or 5.9%, due primarily to a 34 basis point decline in the average cost of deposits, to 4.69% in 2001, which was partially offset by a $683,000, or .9%, increase in the average balance of deposits outstanding year to year. Interest expense on borrowings increased by $329,000, or 19.5%, due primarily to a $6.7 million, or 24.2%, increase in the average balance outstanding, which was partially offset by a 23 basis point decrease in the average cost of borrowings year to year. The decreases in the level of yields on interest-earning assets and the cost of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy during 2001.

Net Interest Income

Net interest income increased by $208,000, or 5.3%, to $4.1 million in 2001, compared to $3.9 million in 2000. The interest rate spread was 2.55% in 2001 compared to 2.57% in 2000, and the net yield on weighted-average interest-earning assets declined to 3.23% in 2001 from 3.27% in 2000.

Provision for Losses on Loans

The Company maintains a general allowance for loan losses that reflects an estimate of inherent losses based upon the types and categories of outstanding loans, as well as problem loans and current economic conditions in the Company's market area. The Company's provision for losses on loans was $392,000 and $332,000, for the years ended December 31, 2001 and 2000, respectively. The 2001 provision was predicated primarily upon the increase in the volume of loans secured by nonresidential and commercial real estate and an increase in nonperforming loans year to year. At December 31, 2001 and 2000, the allowance amounted to $1.1 million and $760,000, respectively, for a ratio to total loans of 1.00% in 2001 and .73% in 2000. Non-performing loans at December 31, 2001 and 2000 were $1.9 million and $336,000, respectively. The ratio of the allowance for loan losses to non-performing loans decreased from 226.2% at December 31, 2000 to 58.1% at December 31, 2001.

Other Income

The Company's other income for the year ended December 31, 2001, excluding the loss on equity investments, was $429,000, compared to $366,000 in 2000. The increase was due primarily to a $78,000, or 48.8%, increase in service charges on deposit accounts. The $207,000 loss on equity investments recorded in 2001 had a positive after-tax effect of approximately $45,000 when considering the tax benefit and the available tax credits generated by the project.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.0 million for the year ended December 31, 2001, compared to $1.9 million in 2000, an increase of $109,000, or 5.6%. Employee compensation and benefits decreased by $14,000, or 1.2%, due primarily to a $96,000 reduction in expense related to the stock-based RRP plan, which expired in April 2001. This decrease was partially offset by normal merit increases and an increase in officer and employee bonus expenses year to year. Occupancy and equipment expense increased by $34,000, or 17.3%, mainly because of an increase in property taxes and an increase in depreciation of new equipment required for the new building. Data processing fees increased by $20,000, or 12.3%, due primarily to increased account volume and additional commercial loan software maintenance costs. Various other operating expenses increased by $69,000, or 15.4%. The majority of the increase was related to additional operating costs associated with increased account volume, new services, consulting fees and office supplies, all of which were primarily related to the new building.

Income Tax Expense

Income tax expense totaled $521,000 and $511,000 for the years ended December 31, 2001 and 2000, respectively. Pretax income increased by $139,000, or 7.8%, in 2001 compared to 2000, while approximately $182,000 of tax credits were available in 2001, compared to $142,000 in tax credits recorded in 2000. The effective tax rates were 27.1% and 28.7% for the years ended December 31, 2001 and 2000, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                     Year ended December 31,
                                             2002                              2001                             2000
                                 Average   Interest               Average    Interest               Average    Interest
                               outstanding  earned/  Yield/     outstanding   earned/    Yield/   outstanding   earned/    Yield/
                                 balance     paid     rate        balance      paid       rate      balance      paid       rate
                                                                     (Dollars in thousands)

Interest-earning assets:
  Interest-earning deposits     $  9,638    $  124    1.29%      $  7,271     $  261     3.59%     $  5,656     $  301      5.32%
  Mortgage- and other asset-
    backed securities (1)          7,927       394    4.97          4,791        297     6.20         5,697        383      6.72
  Other investment
    securities (1)                 7,100       441    6.21          6,694        457     6.83        10,283        721      7.01
  Loans receivable (2)           113,870     8,315    7.30        109,075      8,721     8.00        98,320      8,041      8.18
  Stock in FHLB of
    Indianapolis                   1,991       120    6.02          1,973        147     7.45         1,571        130      8.27
                                --------    ------               --------     ------               --------     ------
     Total interest-earning
         assets                  140,526     9,394    6.68        129,804      9,883     7.61       121,527      9,576      7.88

Non-interest-earning assets        5,947                            6,306                             5,442
                                --------                         --------                          --------
     Total assets               $146,473                         $136,110                          $126,969
                                ========                         ========                          ========
Interest-bearing liabilities:
  Savings accounts              $  4,397        55    1.25$         3,993        100     2.50      $  3,417        103      3.01
  NOW and money market accounts   28,429       492    1.73         23,023        718     3.12        23,814        886      3.72
  Certificates of deposit         56,503     2,415    4.27         51,405      2,859     5.56        50,507      2,918      5.78
  Borrowings                      34,984     1,915    5.47         34,245      2,019     5.90        27,577      1,690      6.13
                                --------    ------               --------     ------               --------     ------
     Total interest-bearing
        liabilities              124,313     4,877    3.92        112,666      5,696     5.06       105,315      5,597      5.31
                                            ------    ----                    ------     ----                   ------      ----

Other liabilities                  5,879                            5,562                             5,304
                                --------                         --------                          --------
     Total liabilities           130,192                          118,228                           110,619

Shareholders' equity              16,281                           17,882                            16,350
                                --------                         --------                          --------
     Total liabilities and
       shareholders' equity     $146,473                         $136,110                          $126,969
                                ========                         ========                          ========

Net interest-earning assets     $ 16,213                         $ 17,138                         $  16,212
                                ========                         ========                          ========
Net interest income                         $4,517                            $4,187                            $3,979
                                           =======                            ======                            ======
Interest rate spread (3)                              2.76%                              2.55%                              2.57%
                                                      ====                               ====                               ====
Net yield on weighted-average
  interest-earning assets (4)                         3.21%                              3.23%                              3.27%
                                                      ====                               ====                               ====
Average interest-earning
  assets to average
  interest-bearing liabilities                      113.04%                            115.21%                            115.39%
                                                    =======                            =======                            =======
Adjustment of interest
  on tax-exempt securities
  to a tax-equivalent basis                 $   68                            $  52                             $   52
                                            ======                            =====                             ======

___________________________

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2)  Comprised of total loans less undisbursed loans in process.

(3) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate yield for the period indicated.

(4) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                            Year ended December 31,
                                                             2002 vs. 2001                          2001 vs. 2000
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest-earning assets:
  Interest-earning deposits                           $  67    $  (204)     $(137)        $   298    $  (338)     $ (40)
  Mortgage-backed securities                            165        (68)        97             (52)       (34)       (86)
  Investment securities                                  27        (43)       (16)           (260)        (4)      (264)
  Loans receivable                                      372       (778)      (406)            864       (184)       680
  Stock in FHLB of Indianapolis                           1        (28)       (27)             28        (11)        17
                                                      -----    -------      -----         -------    -------      -----
     Total interest-earning assets                      632     (1,121)       489             878       (571)       307

Interest-bearing liabilities:
  Savings accounts                                        9        (54)       (45)            831       (834)        (3)
  NOW and money market accounts                         143       (369)      (226)            (31)      (137)      (168)
  Certificates of deposit                               264       (708)      (444)             54       (113)       (59)
  Borrowings                                             43       (147)      (104)            390        (61)       329
                                                      -----    -------      -----         -------    -------      -----
     Total interest-bearing liabilities                 459     (1,278)      (819)          1,244     (1,145)        99
                                                      -----    -------      -----         -------    -------      -----

Change in net interest income
  (fully taxable equivalent basis)                      173        157        330            (367)       575        208

Tax equivalent adjustment                               (11)        (5)       (16)             -          -          -
                                                      -----    -------      -----         -------    -------      -----

Change in net interest income                         $ 162    $   152      $ 314         $  (367)   $   575      $ 208
                                                      =====    =======      =====         =======    =======      ======

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Rate/Volume Table (continued)

The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

The following table sets forth the weighted-average effective interest rate earned by the Company on its loan and investment portfolio, the weighted-average effective costs of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted-average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.

                                                               At December 31,                 Year Ended December 31,
                                                                   2002                  2002         2001         2000

Weighted-average interest rate earned on:
  Interest-earning deposits                                       0.98%                 1.29%         3.59%        5.32%
  Mortgage-backed securities                                      4.88                  4.97          6.20         6.72
  Investment securities                                           6.07                  6.21          6.83         7.01
  Loans receivable                                                7.09                  7.30          8.00         8.18
  Stock in FHLB of Indianapolis                                   5.80                  6.02          7.45         8.27
     Total interest-earning assets                                6.31                  6.68          7.61         7.88

Weighted-average interest rate cost of:
  Savings accounts                                                1.08                  1.25          2.50         3.01
  NOW and money market accounts                                   1.01                  1.73          3.12         3.72
  Certificates of deposit                                         4.03                  4.27          5.56         5.78
  Borrowings                                                      5.49                  5.47          5.90         6.13
     Total interest-bearing liabilities                           3.52                  3.92          5.06         5.31

Interest rate spread (1)                                          2.79                  2.76          2.55         2.57

Net yield on weighted-average
  interest-earning assets (2)                                       N/A                 3.21          3.23         3.27

----------------------------------

(1) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 2002, because the computation of net yield is applicable only over a period rather than at a specific date.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset/Liability Management

The Bank, like other savings associations, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV, which is acceptable given certain interest rate changes.

The Office of Thrift Supervision ("OTS") uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. As a part of its efforts to monitor its interest rate risk, the Bank utilizes the "net portfolio value" ("NPV") methodology to assess its exposure to interest rate risk. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Presented below, as of September 30, 2002 (the latest available date) and December 31, 2001 is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments in accordance with OTS regulations. As illustrated in the tables, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities decline due to the rate increases. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.


                                                         September 30, 2002
Change in
interest rate                              Net Portfolio Value                              NPV as % of PV of Assets
(Basis Points)             $ Amount             $ Change            % Change                   NPV Ratio       Change
                                    (In thousands)

     +300                    $14,561            $(1,945)              (12)%                    9.67%           (82 bp)
     +200                     15,687               (819)               (5)                    10.25            (24 bp)
     +100                     16,430                (76)               -                      10.57              8 bp
      -                       16,506                 -                 -                      10.49              -
     -100                     15,852               (654)               (4)                     9.97            (51 bp)


                                                          December 30, 2001
Change in
interest rate                              Net Portfolio Value                              NPV as % of PV of Assets
(Basis Points)             $ Amount             $ Change            % Change                   NPV Ratio       Change
                                  (In thousands)

     +300                    $14,781            $(3,942)              (21)%                   10.86%          (219 bp)
     +200                     16,290             (2,433)              (13)                    11.76           (130 bp)
     +100                     17,638             (1,085)               (6)                    12.51            (55 bp)
      -                       18,723                 -                  -                     13.06              -
     -100                     18,990                267                 1                     13.07              2 bp


                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.


Liquidity and Capital Resources

The Company's primary sources of funds are deposits and borrowings, proceeds from principal and interest payments on loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a relatively predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination of mortgage loans and the purchase of investment securities. During the years ended December 31, 2002, 2001 and 2000, the Company originated mortgage loans and commercial loans in the amounts of $40.3 million, $54.3 million and $43.2 million, respectively. The Company originated consumer loans of $5.3 million, $6.8 million and $8.5 million, in 2002, 2001 and 2000, respectively. The Company purchased loans in the amount of $171,000 in 2002 and $499,000 in 2001. No loans were purchased in 2000. Loan repayments totaled $46.7 million, $51.4 million and $39.8 million for 2002, 2001 and 2000, respectively.

During the years ended December 31, 2002, 2001 and 2000, the Company purchased investment and mortgage-backed securities in the amounts of $17.8 million, $1.6 million and $4.1 million, respectively. Sales or maturities of such securities held by the Company and payments on mortgage-backed or other asset-backed securities totaled $9.4 million, $5.1 million and $5.6 million for 2002, 2001 and 2000, respectively.

Deposits grew by $14.4 million from December 31, 2001 to December 31, 2002, and by $4.4 million from December 31, 2000 to December 31, 2001.

Cash and cash equivalents increased by $4.7 million over December 31, 2001 to December 31, 2002, and decreased by $394,000 from December 31, 2000 to December 31, 2001.

The Company had outstanding loan commitments, including undisbursed loans in process and standby letters of credit, totaling $13.2 million and $13.9 million, at December 31, 2002 and 2001, respectively. In addition, the Company had a $5.0 million commitment to purchase GNMA adjustable rate securities at December 31, 2002. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2002 and 2001 totaled $27.8 million and $31.6 million, respectively. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of such deposits will remain with the Company.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 2002 and 2001, the Company had outstanding FHLB advances of $33.8 million and $34.8 million, respectively.

Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8.0%. At December 31, 2002, the Bank's tangible capital and leverage ratios were both 10.34%, and its risk-based capital to risk-weighted assets ratio was 17.40%. Therefore, at December 31, 2002, the Bank's capital significantly exceeded all of the capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 2002.

                                             OTS Requirement                         The Bank's Capital Level
                                        % of                                % of                                 Amount
                                       Assets           Amount            Assets (1)         Amount           of excess
                                                                   (Dollars in thousands)
Tangible capital                         1.5%           $2,244           10.34%             $15,466             $13,222
Core capital (2)                         4.0             5,984           10.34               15,466               9,482
Risk-based capital                       8.0             7,664           17.40               16,664 (3)           9,000



(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) OTS regulations require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% for all other savings associations.

(3) The Bank's risk-based capital includes $1.2 million of general valuation allowances.

As of December 31, 2002, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.


Effects of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, without material effect on the Company's financial condition or results of operations.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Effects of Recent Accounting Pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Company's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial
Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

SFAS No. 147 is not expected to have a material effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 is not expected to have a material effect on the Company's financial condition or results of operations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Logansport Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Logansport Financial Corp. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. as of December 31, 2002 and 2001, and the consolidated results of its operations, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.




Cincinnati, Ohio
January 24, 2003


                           LOGANSPORT FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 2002 and 2001
                        (In thousands, except share data)


         ASSETS                                                                                     2002             2001

Cash and due from banks                                                                      $       778       $    1,081
Interest-bearing deposits in other financial institutions                                         12,739            7,735
                                                                                             -----------       ----------
         Cash and cash equivalents                                                                13,517            8,816

Investment securities designated as available for sale - at market                                 8,060            5,788
Mortgage-backed securities designated as available for sale - at market                           11,009            4,419
Loans receivable - net                                                                           110,386          111,696
Office premises and equipment - at depreciated cost                                                1,767            1,803
Real estate acquired through foreclosure                                                              -                65
Federal Home Loan Bank stock - at cost                                                             2,003            1,973
Investment in real estate partnership                                                              1,026            1,109
Accrued interest receivable on loans                                                                 410              445
Accrued interest receivable on mortgage-backed securities                                             49               28
Accrued interest receivable on investments and interest-bearing deposits                             107               92
Prepaid expenses and other assets                                                                     80               88
Cash surrender value of life insurance                                                             1,317            1,291
Deferred income tax asset                                                                            364              452
Prepaid income taxes                                                                                   4               -
                                                                                             -----------       ----------

         Total assets                                                                           $150,099         $138,065
                                                                                             ===========       ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                       $  98,325        $  83,900
Advances from the Federal Home Loan Bank                                                          33,836           34,750
Notes payable                                                                                      1,793            1,165
Accrued interest and other liabilities                                                               772              819
Accrued income taxes                                                                                  -                29
                                                                                             -----------       ----------
         Total liabilities                                                                       134,726          120,663

Commitments                                                                                           -                -

Shareholders' equity
  Preferred stock - no par value, 2,000,000 shares authorized; none issued                            -                -
  Common stock - no par value, 5,000,000 shares authorized; 848,958 and 1,034,545 shares at aggregate value issued and outstanding at
    December 31, 2002 and 2001, respectively                                                       1,446            4,802
  Retained earnings - restricted                                                                  13,444           12,408
  Less shares acquired by stock benefit plan                                                         (44)             (63)
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                                     527              255
                                                                                             -----------       ----------
         Total shareholders' equity                                                               15,373           17,402
                                                                                             -----------       ----------

         Total liabilities and shareholders' equity                                             $150,099         $138,065
                                                                                             ===========       ==========

The accompanying notes are an integral part of these statements.


                           LOGANSPORT FINANCIAL CORP.

                       CONSOLIDATED STATEMENTS OF EARNINGS

              For the years ended December 31, 2002, 2001 and 2000
                        (In thousands, except share data)


                                                                                           2002         2001         2000

Interest income
  Loans                                                                                  $8,315       $8,721       $8,041
  Investment securities                                                                     373          405          667
  Mortgage-backed securities                                                                394          297          383
  Interest-bearing deposits and other                                                       244          408          433
                                                                                         ------       ------       ------
         Total interest income                                                            9,326        9,831        9,524

Interest expense
  Deposits                                                                                2,962        3,677        3,907
  Borrowings                                                                              1,915        2,019        1,690
                                                                                         ------       ------       ------
         Total interest expense                                                           4,877        5,696        5,597
                                                                                         ------       ------       ------

         Net interest income                                                              4,449        4,135        3,927

Provision for losses on loans                                                               360          392          332
                                                                                         ------       ------       ------
         Net interest income after provision for losses on loans                          4,089        3,743        3,595

Other income
  Service charges on deposit accounts                                                       221          238          160
  Gain (loss) on sale of investment and mortgage-backed securities                          101           -           (17)
  Loss on investment in real estate partnership                                            (107)        (207)        (244)
  Other operating                                                                           137          191          223
                                                                                         ------       ------       ------
         Total other income                                                                 352          222          122

General, administrative and other expense
  Employee compensation and benefits                                                      1,297        1,115        1,129
  Occupancy and equipment                                                                   240          230          196
  Data processing                                                                           190          183          163
  Other operating                                                                           591          518          449
                                                                                         ------       ------       ------
         Total general, administrative and other expense                                  2,318        2,046        1,937
                                                                                         ------       ------       ------
         Earnings before income taxes                                                     2,123        1,919        1,780

Income taxes
  Current                                                                                   661          662          649
  Deferred                                                                                  (52)        (141)        (138)
                                                                                         ------       ------       ------
         Total income taxes                                                                 609          521          511
                                                                                         ------       ------       ------

         NET EARNINGS                                                                    $1,514       $1,398       $1,269
                                                                                         ======       ======       ======
         EARNINGS PER SHARE
           Basic                                                                          $1.63        $1.29        $1.16
                                                                                         ======       ======       ======

           Diluted                                                                        $1.58        $1.27        $1.16
                                                                                         ======       ======       ======


The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the years ended December 31, 2002, 2001 and 2000
                                 (In thousands)

                                                                                           2002         2001         2000

Net earnings                                                                             $1,514       $1,398       $1,269

Other comprehensive income, net of tax:
  Unrealized holding gains on securities during the
    year, net of taxes of $175, $93 and $202 for the years
    ended December 31, 2002, 2001 and 2000, respectively                                    339          180          392
  Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $34 and $(6) for the years
    ended December 31, 2002 and 2000, respectively                                          (67)          -            11
                                                                                         ------       ------       ------

Comprehensive income                                                                     $1,670       $1,578       $1,672
                                                                                         ======       ======       ======
Accumulated comprehensive income                                                        $   527      $   255     $     75
                                                                                         ======       ======       ======

The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended December 31, 2002, 2001 and 2000
                        (In thousands, except share data)

                                                                                                  Unrealized
                                                                                    Shares    gains (losses)
                                                                                  acquired     on securities
                                                                                  by stock     designated as
                                                            Common      Retained   benefit         available
                                                             stock      earnings      plan          for sale        Total

Balance at January 1, 2000                                  $5,979       $10,734     $(239)            $(328)     $16,146

Net earnings for the year ended
  December 31, 2000                                             -          1,269        -                 -         1,269
Purchase of shares                                            (464)           -         -                 -          (464)
Unrealized gains on securities designated
  as available for sale, net of related tax effects             -             -         -                403          403
Amortization expense of stock benefit plan                      -             -        136                -           136
Cash dividends of $.44 per share                                -           (477)       -                 -          (477)
                                                            ------       -------    -------           ------      -------
Balance at December 31, 2000                                 5,515        11,526      (103)               75       17,013

Net earnings for the year ended
  December 31, 2001                                             -          1,398        -                 -         1,398
Purchase of shares                                            (921)           -         -                 -          (921)
Issuance of shares under stock option plan                     208            -         -                 -           208
Unrealized gains on securities designated
  as available for sale, net of related tax effects             -             -         -                180          180
Amortization expense of stock benefit plan                      -             -         40                -            40
Cash dividends of $.48 per share                                -           (516)       -                 -          (516)
                                                            ------       -------    -------           ------      -------
Balance at December 31, 2001                                 4,802        12,408       (63)              255       17,402

Net earnings for the year ended
  December 31, 2002                                             -          1,514        -                 -         1,514
Purchase of shares                                          (3,725)           -         -                 -        (3,725)
Issuance of shares under stock option plan                     369            -         -                 -           369
Unrealized gains on securities designated
  as available for sale, net of related tax effects             -             -         -                272          272
Amortization expense of stock benefit plan                      -             -         19                -            19
Cash dividends of $.52 per share                                -           (478)       -                 -          (478)
                                                            ------       -------    -------           ------      -------
Balance at December 31, 2002                                $1,446       $13,444    $  (44)            $ 527      $15,373
                                                            ======       =======    =======            =====      ========

The accompanying notes are an integral part of these statements.


                           LOGANSPORT FINANCIAL CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 2002, 2001 and 2000
                                 (In thousands)

                                                                                           2002         2001         2000
Cash flows from operating activities:
  Net earnings for the year                                                            $  1,514     $  1,398     $  1,269
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                                           108           99          110
    Amortization of premiums on investments and mortgage-backed securities                   41           31           26
    Amortization expense of stock benefit plan                                               19           40          136
    (Gain) loss on sale of investment and mortgage-backed securities                       (101)          -            17
    Provision for losses on loans                                                           360          392          332
    Loss on investment in real estate partnership                                           107          207          244
    Increase (decrease) in cash, due to changes in:
      Accrued interest receivable on loans                                                   35          103         (132)
      Accrued interest receivable on mortgage-backed securities                             (21)          13            6
      Accrued interest receivable on investments                                            (15)          15            8
      Prepaid expenses and other assets                                                       8          (24)         (19)
      Accrued interest and other liabilities                                                (47)         (87)         (98)
      Federal income taxes
        Current                                                                             (33)          27           48
        Deferred                                                                            (52)        (141)        (138)
                                                                                         ------       ------       ------
         Net cash provided by operating activities                                        1,923        2,073        1,809

Cash flows provided by (used in) investing activities:
  Proceeds from sale of investment securities designated as available for sale              269           -         3,965
  Purchase of investment securities designated as available for sale                     (4,711)      (1,053)      (4,082)
  Maturities of investment securities designated as available for sale                    2,385        3,775          800
  Purchase of mortgage-backed securities designated as available for sale               (13,061)        (514)          -
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                    5,036           -            -
  Principal repayments on mortgage-backed securities designated as
    available for sale                                                                    1,692        1,313          834
  Purchase of loans                                                                        (171)        (499)          -
  Sales of loan participations                                                               -           416           -
  Loan disbursements                                                                    (45,554)     (61,082)     (51,693)
  Principal repayments on loans                                                          46,675       51,430       39,843
  Investment in real estate partnership                                                     (96)        (104)        (113)
  Purchases of office premises and equipment                                                (72)         (59)         (51)
  Proceeds from sale of real estate acquired through foreclosure                             65           -            -
  Purchase of Federal Home Loan Bank stock                                                  (30)          -          (700)
  Increase in cash surrender value of life insurance policy                                 (26)         (57)         (50)
                                                                                         ------       ------       ------
         Net cash used in investing activities                                           (7,599)      (6,434)     (11,247)
                                                                                         ------       ------       ------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                                    (5,676)      (4,361)      (9,438)
                                                                                         ------       ------       ------

                           LOGANSPORT FINANCIAL CORP.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

              For the years ended December 31, 2002, 2001 and 2000
                                 (In thousands)


                                                                                           2002         2001         2000
         Net cash used in operating and investing activities
           (subtotal brought forward)                                                  $ (5,676)    $ (4,361)    $ (9,438)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                       14,425        4,446        3,443
  Proceeds from Federal Home Loan Bank advances                                           9,950       12,750       33,000
  Repayment of Federal Home Loan Bank advances                                          (10,864)     (12,000)     (22,000)
  Proceeds from notes payable                                                               700           -            -
  Proceeds from the exercise of stock options                                               369          208           -
  Dividends on common stock                                                                (478)        (516)        (477)
  Purchase of shares                                                                     (3,725)        (921)        (464)
                                                                                         ------       ------       ------
         Net cash provided by financing activities                                       10,377        3,967       13,502
                                                                                         ------       ------       ------
Net increase (decrease) in cash and cash equivalents                                      4,701         (394)       4,064

Cash and cash equivalents at beginning of year                                            8,816        9,210        5,146
                                                                                         ------       ------       ------
Cash and cash equivalents at end of year                                                $13,517     $  8,816     $  9,210
                                                                                         ======       ======       ======

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                                       $    617    $     590    $     629
                                                                                         ======       ======       ======
    Interest on deposits and borrowings                                                $  4,887     $  5,719     $  5,449
                                                                                         ======       ======       ======
Supplemental disclosure of noncash investing and financing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                                $     -    $       65     $     -
                                                                                         ======       ======       ======
  Unrealized gains on securities designated as available
    for sale, net of related tax effects                                               $    272    $     180    $     403
                                                                                         ======       ======       ======

The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2002, 2001 and 2000


NOTE A - SUMMARY OF ACCOUNTING POLICIES

Logansport Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the common stock of Logansport Savings Bank, FSB (the "Savings Bank"). The Savings Bank conducts a general banking business in north-central Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.   Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Savings Bank. All significant intercompany balances and transactions have been eliminated.

2. Investment and Mortgage-backed Securities

The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At December 31, 2002 and 2001, the Corporation had designated all investment and mortgage-backed securities as available for sale.

Realized gains and losses on sales of securities are recognized using the specific identification method.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for the allowance for loan losses. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

4. Loan Origination Fees

The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Savings Bank's impaired loan information is as follows at December 31:

                                                          2002                2001
                                                              (In thousands)

    Impaired loans with related allowance                 $763              $1,460
    Impaired loans with no related allowance                -                   -
                                                          ----              ------
         Total impaired loans                             $763              $1,460
                                                          ====              ======


                                                    2002         2001         2000
                                                          (In thousands)

    Allowance on impaired loans
      Beginning balance                             $341      $   228         $ 48
      Provision                                       11          113          180
                                                    ----      -------        -----
      Ending balance                                $352      $   341         $228
                                                    ====      =======         =====
    Average balance of impaired loans               $871      $ 1,419         $632
    Interest income recognized on impaired loans    $ 69      $    37         $ 59

The allowance for impaired loans is included in the Savings Bank's overall allowance for credit losses. The provision necessary to increase this allowance is included in the Savings Bank's overall provision for losses on loans.

6. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

7. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to twenty years for building improvements, five to fifteen years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

8. Investment in Real Estate Partnership

During 1997, the Corporation invested $1.5 million in a real estate partnership for the purpose of constructing and managing residential real estate apartments for low and moderate income residents. The investment reflects a 49.5% participation in the partnership and is accounted for by the Savings Bank using the equity method. The Savings Bank realized after-tax losses from the investment of approximately $62,000, $119,000 and $140,000 during the years ended December 31, 2002, 2001 and 2000, respectively, as well as federal income tax credits of approximately $182,000, $182,000 and $142,000 in 2002, 2001 and
2000, respectively. This affordable housing project is expected to generate tax credits for the Savings Bank in future years.

9. Income Taxes

The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from the different methods of accounting for certain benefit plans, the real estate partnership investment, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

10. Benefit Plans

Employees of the Savings Bank participate in a defined benefit pension plan (the "Plan") to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

10.  Benefit Plans (continued)

The Plan sponsor has advised the Savings Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions." In accordance with SFAS No. 87, net pension cost is recognized  for  any  required  contribution  for the  period.  A  liability  is recognized for any contributions due and unpaid. Contributions totaling approximately $31,000 were required to fund the pension liability during the year ended December 31, 2002. No contributions were necessary during the years ended December 31, 2001 and 2000. The provision for pension expense was computed by the Plan's actuaries by utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets.

The Savings Bank has purchased life insurance policies on certain officers and directors. The insurance policies had an approximate cash surrender value of $1.3 million, $1.3 million and $1.2 million at December 31, 2002, 2001 and 2000, respectively. The Savings Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the policies. The benefit arrangement for one individual requires that the individual provide consulting services to the Savings Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. Expense related to the above described plans totaled $69,000, $63,000 and $108,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Savings Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") in 1995, for eligible employees of the Savings Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Corporation's common stock. No contributions were made to the ESOP during the years ended December 31, 2002, 2001 or 2000.

In April 1996, the Corporation's shareholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust ("RRP"), which provided for the acquisition of up to 52,900 shares of the Corporation's common stock for awards to management. Shares awarded to management under the RRP generally vest at a rate of 20% at the end of each full twelve months of service with the Savings Bank after the date of the award. During 1996, the Savings Bank contributed $615,000 to the RRP for the purchase of 46,675 shares of the Corporation's common stock awarded to management and recorded the amount as unearned compensation. During 1998, the Savings Bank contributed $93,000 for the purchase of the 6,225 remaining allowable shares. Amortization expense under the RRP totaled $19,000, $40,000 and $136,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In April 1999, the Savings Bank implemented a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the Savings Bank. The Savings Bank's expense related to the plan totaled approximately $23,000, $19,000 and $14,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

11. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

                                               2002         2001         2000

    Weighted-average common shares
      outstanding (basic)                   929,488    1,084,377    1,090,800

    Dilutive effect of assumed exercise
      of stock options                       28,647       19,946           -
                                            -------    ---------    ---------

    Weighted-average common shares
      outstanding (diluted)                 958,135    1,104,323    1,090,800
                                            =======    =========    =========

Options to purchase 2,500 shares of common stock with a weighted-average exercise price of $13.75, were outstanding at December 31, 2001, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

Options to purchase 125,915 shares of common stock with a weighted-average exercise price of $10.59, were outstanding at December 31, 2000, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares. The Corporation had no anti-dilutive securities at December 31, 2002.

12. Stock Option Plans

During 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 132,250 shares of common stock at the fair value at the date of grant. During 1999, the Board of Directors adopted a second Stock Option Plan that provided for the issuance of 115,000 shares of common stock at the fair value at the date of grant.

The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

12.  Stock Option Plans (continued)

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, there would have been no material effect on the Corporation's net earnings and earnings per share.

A summary of the status of the Corporation's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:


                                                             2002                    2001                    2000
                                                                Weighted-               Weighted-               Weighted-
                                                                  average                 average                 average
                                                                 exercise                exercise                exercise
                                                        Shares      price       Shares      price       Shares      price

    Outstanding at beginning of year                   106,796    $10.61       125,915    $10.59       125,915     $10.59
    Granted                                                 -          -             -         -           -            -
    Exercised                                          (27,660)    10.53       (15,463)    10.53           -            -
    Forfeited                                               -           -       (3,656)    10.53           -            -
                                                       -------    -------      -------    ------       -------     -----
    Outstanding at end of year                          79,136    $10.63       106,796    $10.61       125,915     $10.59
                                                       =======    ======       =======    ======       =======     ======
    Options exercisable at year-end                     78,636    $10.61       105,796    $10.58        98,547     $10.56
                                                       =======    ======       =======    ======       =======     ======

The following information applies to options outstanding at December 31, 2002:

    Number outstanding                                                    79,136
    Range of exercise prices                                     $10.53 - $13.75
    Weighted-average exercise price                                       $10.63
    Weighted-average remaining contractual life                       3.37 years

13. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

14. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

14.  Fair Value of Financial Instruments (continued)

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 2002 and 2001:

     Cash  and  cash   equivalents:   The  carrying  amounts  presented  in  the
     consolidated   statements   of  financial   condition  for  cash  and  cash
     equivalents are deemed to approximate fair value.

     Investment   and   mortgage-backed    securities:    For   investment   and
     mortgage-backed securities, fair value is deemed to equal the quoted market price.

     Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

     Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

     Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 2002 and 2001. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

     Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

     Notes Payable: The fair value of notes payable is deemed to approximate the carrying value.

     Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2002 and 2001, the difference between the fair value and notional amount of loan commitments was not material.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

14.  Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                                               2002                          2001
                                                                   Carrying           Fair        Carrying           Fair
                                                                      value          value           value          value
                                                                                        (In thousands)
    Financial assets
      Cash and cash equivalents                                   $  13,517      $  13,517      $    8,816      $   8,816
      Investment securities                                           8,060          8,060           5,788          5,788
      Mortgage-backed securities                                     11,009         11,009           4,419          4,419
      Loans receivable                                              110,386        111,830         111,696        112,990
      Federal Home Loan Bank stock                                    2,003          2,003           1,973          1,973
                                                                  ---------      ---------      ----------      ---------
                                                                  $ 144,975      $ 146,419      $  132,692      $ 133,986
                                                                  =========      =========      ==========      =========
    Financial liabilities
      Deposits                                                    $  98,325      $  99,510       $  83,900      $  85,098
      Advances from the Federal Home Loan Bank                       33,836         34,084          34,750         34,777
      Notes payable                                                   1,793          1,793           1,165          1,165
                                                                  ---------      ---------      ----------      ---------
                                                                   $133,954       $135,387        $119,815       $121,040
                                                                  =========      =========      ==========      =========

15. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $68,000, $56,000 and $41,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities designated as available for sale at December 31, 2002 and 2001, are as follows:


                                                                                            2002
                                                                                   Gross             Gross      Estimated
                                                                Amortized     unrealized        unrealized           fair
                                                                     cost          gains            losses          value
                                                                                       (In thousands)

    U.S. Government agency obligations                             $3,051          $  71            $    2         $3,120
    State and municipal obligations                                 3,028            204                -           3,232
    Corporate debt obligations                                        907             76                -             983
    Preferred stock                                                   500              3                -             503
    FHLMC stock                                                         4            218                -             222
                                                                   ------           ----            ------         ------
         Total investment securities                               $7,490           $572            $    2         $8,060
                                                                   ======           ====            ======         ======

                                                                                            2001
                                                                                   Gross             Gross      Estimated
                                                                Amortized     unrealized        unrealized           fair
                                                                     cost          gains            losses          value
                                                                                       (In thousands)

    U.S. Government agency obligations                             $1,900          $  13            $    5         $1,908
    State and municipal obligations                                 2,789            113                 1          2,901
    Corporate debt obligations                                        710             22                 1            731
    FHLMC stock                                                         4            244                -             248
                                                                   ------           ----            ------         ------
         Total investment securities                               $5,403           $392            $    7         $5,788
                                                                   ======           ====            ======         ======

The amortized cost and estimated fair value of investment securities by term to maturity at December 31 are shown below.



                                                                     2002                                2001
                                                                           Estimated                            Estimated
                                                         Amortized              fair           Amortized             fair
                                                              cost             value                cost            value
                                                                                    (In thousands)

    Due in one year or less                                 $  575            $  582             $    25           $   25
    Due after one year through three years                   2,068             2,149               1,004            1,035
    Due after three years through five years                   657               688                 937              959
    Due after five years through ten years                   2,382             2,545               2,379            2,436
    Due after ten years                                      1,304             1,371               1,054            1,085
                                                            ------            ------              ------           ------
                                                             6,986             7,335               5,399            5,540
    Preferred stock                                            500               503                  -                -
    FHLMC stock                                                  4               222                   4              248
                                                            ------            ------              ------           ------
                                                            $7,490            $8,060              $5,403           $5,788
                                                            ======            ======              ======           ======

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)


Proceeds from sales of investment securities available for sale during the year ended December 31, 2002, totaled $269,000, resulting in gross realized gains of $17,000.

Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 2000, totaled $4.8 million, resulting in gross realized gains of $17,000 and gross realized losses of $34,000.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2002 and 2001 are presented below.

                                                                                          2002
                                                                                 Gross             Gross        Estimated
                                                            Amortized       unrealized        unrealized             fair
                                                                 cost            gains            losses            value
                                                                                     (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates                  $   548             $ 30             $  -          $    578
    Government National Mortgage
      Association participation certificates                    6,919              148                -             7,067
    Federal National Mortgage
      Association participation certificates                    2,357               51                -             2,408
    Federal Housing Authority participation
      certificates                                                641                5                -               646
    Small Business Administration
      participation certificates                                  314               -                 4              310
                                                              -------             ----             -----         -------
         Total mortgage-backed securities                     $10,779             $234             $  4          $11,009
                                                              =======             ====             =====         ========


                                                                                          2001
                                                                                 Gross             Gross        Estimated
                                                            Amortized       unrealized        unrealized             fair
                                                                 cost            gains            losses            value
                                                                                     (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates                  $   675             $  7             $  -          $   682
    Government National Mortgage
      Association participation certificates                    1,489                3                13           1,479
    Federal National Mortgage
      Association participation certificates                    1,210               14                 1           1,223
    Federal Housing Authority participation
      certificates                                                653                -                 2             651
    Small Business Administration
      participation certificates                                  391                -                 7             384
                                                              -------             ----             -----         -------
         Total mortgage-backed securities                      $4,418             $ 24             $  23         $ 4,419
                                                              =======             ====             =====         ========

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)


The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2002 and 2001, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                       2002                              2001
                                                                             Estimated                          Estimated
                                                            Amortized             fair         Amortized             fair
                                                                 cost            value              cost            value
                                                                                   (In thousands)

      Due within one year                                     $ 1,962          $ 2,000             $  805        $   805
      Due after one year to three years                         1,748            1,790                989            991
      Due after three years to five years                       1,035            1,060                531            531
      Due after five years to ten years                         1,754            1,793                786            785
      Due after ten years                                       4,280            4,366              1,307          1,307
                                                              -------          -------             ------        -------
         Total mortgage-backed securities                     $10,779          $11,009             $4,418        $ 4,419
                                                              =======          ========            ======        =======


Proceeds from sale of mortgage-backed securities available for sale during the year ended December 31, 2002, totaled $5.0 million, resulting in gross realized gains of $84,000.


NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at December 31 is as follows:

                                                        2002              2001
                                                            (In thousands)
    Residential real estate
      One- to four-family residential               $ 61,717          $ 63,863
      Multi-family residential                         1,606             1,816
      Construction                                     1,317             2,278
    Nonresidential real estate and land               20,557            18,435
    Commercial                                        10,924             9,586
    Commercial leases                                  4,352             3,914
    Consumer and other                                11,694            13,635
                                                    --------          --------
                                                     112,167           113,527

    Less:
      Undisbursed portion of loans in process            323               699
      Allowance for loan losses                        1,458             1,132
                                                    --------          --------
                                                    $110,386          $111,696
                                                    ========          ========

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE C - LOANS RECEIVABLE (continued)

The Savings Bank's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprised approximately $64.3 million, or 58%, of the total loan portfolio at December 31, 2002, and $67.3 million, or 60%, of the total loan portfolio at December 31, 2001. Approximately 78% of these loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. The remaining 22% of these loans have been underwritten with original loan-to-value ratios of greater than 80%. The Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north-central Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to officers and directors totaled approximately $1.7 million and $1.1 million at December 31, 2002 and 2001, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                          2002         2001         2000
                                                  (In thousands)

    Beginning balance                   $1,132       $  760         $440
    Provision for losses on loans          360          392          332
    Charge-offs of loans - net             (34)         (20)         (12)
                                        ------       ------         ----
    Ending balance                      $1,458       $1,132         $760
                                        ======       ======         ====


At December 31, 2002, the Savings Bank's allowance for loan losses included a specific allowance of $200,000, related to impaired and nonaccrual loans, and a general loan loss allowance of $1.3 million, which is includible as a component of regulatory risk-based capital.

At December 31, 2002, 2001 and 2000, the Savings Bank had loans of $1.5 million, $1.9 million and $336,000, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. At December 31, 2002 and 2001, nonaccrual loans include certain loans that had been identified as impaired under SFAS No. 114. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $126,000, $41,000 and $12,000 for the years ended December 31, 2002, 2001 and
2000, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment is comprised of the following at December 31:

                                                        2002           2001
                                                          (In thousands)

    Land                                              $  203         $  203
    Buildings and improvements                         1,766          1,766
    Furniture and equipment                              500            435
                                                      ------         ------
                                                       2,469          2,404
    Less accumulated depreciation and amortization      (702)          (601)
                                                      ------         ------
                                                      $1,767         $1,803
                                                      ======         ======

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:

    Deposit type and weighted-average
    interest rate                                      2002              2001
                                                            (In thousands)
    NOW accounts
      December 31, 2002 - 0.80%                     $15,625
      December 31, 2001 - 1.58%                                       $ 7,019
    Passbook and club accounts
      December 31, 2002 - 1.10%                       4,281
      December 31, 2001 - 2.47%                                         4,136
    Money market deposit accounts
      December 31, 2002 - 1.23%                      18,766
      December 31, 2001 - 2.48%                                        17,759
    Non-interest bearing accounts                     3,049             3,343
                                                    -------           -------
        Total demand, transaction
                and passbook deposits                41,721            32,257

    Certificates of deposit
     Original maturities of:
        Less than 12 months
          December 31, 2002 - 1.78%                   6,566
          December 31, 2001 - 3.08%                                     4,633
        12 months to 18 months
          December 31, 2002 - 3.40%                  14,605
          December 31, 2001 - 4.80%                                    20,955
        24 months to 30 months
          December 31, 2002 - 4.58%                  20,674
          December 31, 2001 - 5.32%                                    16,654
        More than 30 months
          December 31, 2002 - 5.05%                   7,810
          December 31, 2001 - 5.63%                                     3,370
      Individual retirement accounts
        December 31, 2002 - 4.76%                     6,949
        December 31, 2001 - 5.16%                                       6,031
                                                    -------           -------
      Total certificates of deposit                  56,604            51,643
                                                    -------           -------
      Total deposits                                $98,325           $83,900
                                                    =======           =======

At December 31, 2002 and 2001, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $9.0 million and $6.5 million, respectively.

Interest expense on deposits for the year ended December 31 is summarized as follows:

                                                        2002            2001           2000
                                                                  (In thousands)

    Passbook accounts                                 $   55          $  100         $  103
    NOW and money market deposit accounts                492             718            886
    Certificates of deposit                            2,415           2,859          2,918
                                                      ------          ------         ------
                                                      $2,962          $3,677         $3,907
                                                      ======          ======         ======

Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                       2002             2001
                                                          (In thousands)

    Less than one year                              $27,803          $31,551
    One year to three years                          22,211           19,026
    Over three years                                  6,590            1,066
                                                    -------          -------
                                                    $56,604          $51,643
                                                    =======          =======

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2002 by a blanket pledge of residential mortgage loans totaling $57.9 million and pledges of certain securities totaling $17.8 million are summarized as follows:


                                               Maturing year                        December 31,
    Interest rate                           ending December 31,               2002                2001
                                                                               (Dollars in thousands)

    2.76% - 4.06%                                  2002                    $     -               6,000
    3.02%                                          2003                      1,000                  -
    5.94%                                          2004                      3,000               3,000
    5.10% - 6.75%                                  2005                      4,200               4,200
    5.04% - 5.30%                                  2006                      1,500               1,500
    4.38% - 5.72%                                  2007                      2,536               1,050
    3.57% - 5.32%                                  2009                      1,600                  -
    5.60% - 5.99%                                  2010                     17,000              17,000
    4.75%                                          2011                      2,000               2,000
    4.90%                                          2012                      1,000                  -
                                                                           -------             -------
                                                                           $33,836             $34,750
                                                                           =======             =======
    Weighted-average interest rate                                            5.53%               5.39%
                                                                           =======             =======


Advances totaling approximately $26.0 million became subject to interest rate increases at the discretion of the FHLB beginning in 2002. Such advances can be repaid by the Savings Bank upon the enactment of such interest rate adjustments.


NOTE H - NOTES PAYABLE

At December 31, 2002 and 2001, notes payable included borrowings totaling $1.1 million and $1.2 million, respectively, that were secured by the Savings Bank's investment in a real estate partnership. The interest rate on the variable-rate borrowing was 1.88% and 1.92% at December 31, 2002 and 2001, respectively. The borrowings will mature in 2009.

During the year ended December 31, 2002, the Corporation borrowed $700,000 on a line of credit with another financial institution to partially finance share repurchases. The Corporation can borrow up to $1.5 million on the line of credit, which is payable at October 2, 2003. Interest is payable quarterly at a rate of 3.75%, which represents national prime less .50%.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE I - INCOME TAXES

The provision for income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

                                                                                         2002         2001         2000
                                                                                                 (In thousands)

    Federal income taxes computed at the statutory rate                                  $722         $652         $605
    Increase (decrease) in taxes resulting from:
      Tax exempt interest                                                                 (46)         (42)         (37)
      Increase in cash surrender value of life insurance                                   (9)         (19)         (17)
      Real estate partnership tax credits                                                (182)        (182)        (142)
      State income tax provision                                                          124          113          103
      Other                                                                                -            (1)          (1)
                                                                                         ----         ----         ----
    Income tax provision per consolidated financial statements                           $609         $521         $511
                                                                                         ====         ====         ====

The composition of the Corporation's net deferred tax asset at December 31 is as follows:

    Taxes (payable) refundable on temporary                                      2002           2001
    differences at statutory rate:                                                 (In thousands)

    Deferred tax assets:
      Other than temporary declines in investment securities                    $  23          $  23
      Retirement expense                                                          235            231
      General loan loss allowance                                                 535            481
      Benefit plan expense                                                         85             69
      Other                                                                        40             33
                                                                                -----          -----
         Total deferred tax assets                                                918            837

    Deferred tax liabilities:
      State income taxes                                                          (57)           (56)
      Percentage of earnings bad debt deduction                                   (12)           (24)
      Unrealized gains on securities designated as available for sale            (273)          (131)
      Loss on investment in real estate partnership                              (163)          (136)
      Book versus tax depreciation                                                (49)           (38)
                                                                                -----          -----
         Total deferred tax liabilities                                          (554)          (385)
                                                                                -----          -----
         Net deferred tax asset                                                 $ 364          $ 452
                                                                                =====          =====

Prior to 1997, the Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.7 million as of December 31, 2002. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $500,000 at December 31, 2002.

The Savings Bank is required to recapture as taxable income approximately $220,000, representing its post-1987 percentage of earnings bad debt deductions. The Savings Bank has provided deferred taxes for this amount and is permitted by such legislation to recapture such income over a six year period, which commenced in 1998.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE J - COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2002, the Savings Bank had outstanding commitments of approximately $310,000 to originate residential one- to four-family loans. The Savings Bank also had outstanding commitments of approximately $40,000 to originate non-residential real estate loans and approximately $1.1 million to originate other commercial loans at December 31, 2002. Additionally, the Savings Bank had unused lines of credit under home equity loans and commercial loans of approximately $997,000 and $7.9 million, respectively, at December 31, 2002.
Finally, the Savings Bank had commitments under standby letters of credit totaling $2.7 million at December 31, 2002. Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2002, and will be funded from normal cash flow from operations.

At December 31, 2002, the Savings Bank had additional commitments to purchase $5.0 million in GNMA adjustable-rate mortgage-backed securities. Such investments were to be purchased in January 2003 from the Bank's available cash.

NOTE K - REGULATORY CAPITAL

The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

                          LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE K - REGULATORY CAPITAL (continued)

During 2002, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Savings Bank must maintain minimum capital ratios as set forth in the following table.

As of December 31, 2002 and 2001, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

    2002:                                                                                                 To be "well-
                                                                                                       capitalized" under
                                                                             For capital                prompt corrective
                                                      Actual                adequacy purposes          action provisions
                                                -----------------           -----------------          -------------------
                                                 Amount     Ratio           Amount    Ratio             Amount     Ratio
                                                                        (Dollars in thousands)

    Tangible capital                            $15,466     10.3%         >=$2,244    >=1.5%          >=$7,480     >=  5.0%

    Core capital                                $15,466     10.3%         >=$5,984    >=4.0%          >=$8,975     >=  6.0%

    Risk-based capital                          $16,664     17.4%         >=$7,664    >=8.0%          >=$9,580     >= 10.0%



    2001:                                                                                                 To be "well-
                                                                                                       capitalized" under
                                                                             For capital                prompt corrective
                                                      Actual                adequacy purposes          action provisions
                                                -----------------           -----------------          -------------------
                                                 Amount     Ratio           Amount    Ratio             Amount     Ratio
                                                                        (Dollars in thousands)

    Tangible capital                            $16,109     11.7%         >=$2,066    >=1.5%         >=$ 6,885     >=  5.0%

    Core capital                                $16,109     11.7%         >=$5,508    >=4.0%         >=$ 8,262     >=  6.0%

    Risk-based capital                          $17,241     16.9%         >=$8,166    >=8.0%         >=$10,207     >= 10.0%


The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

The Savings Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During October 1999, the Savings Bank received OTS approval to make up to $2.0 million in capital distributions to the Corporation. Of this amount, dividend payments of $300,000 and $700,000 were paid in 2001 and 2000, respectively. During 2001, the Savings Bank received OTS approval to make up to $2.0 million in capital distributions to the Corporation. Of this amount, dividend payments of $950,000 and $1,050,000 were paid in 2002 and 2001, respectively. During 2002, the Savings Bank received OTS approval to make up to $2.25 million in capital distributions to the Corporation, all of which was paid in 2002.

                         LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE L - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.

The following condensed financial statements summarize the financial position of Logansport Financial Corp. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000.



                           LOGANSPORT FINANCIAL CORP.
                        STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2002 and 2001
                                 (In thousands)

    ASSETS                                                          2002              2001

    Cash and cash equivalents                                  $      77          $    121
    Investment in subsidiary                                      15,994            16,363
    Dividend receivable from subsidiary                               -                950
    Prepaid expenses and other                                       123                94
                                                               ---------          --------
          Total assets                                         $  16,194          $ 17,528
                                                               =========          ========
    LIABILITIES AND SHAREHOLDERS' EQUITY

    Notes payable                                              $     700          $     -
    Accrued expenses and other liabilities                           121               126
                                                               ---------          --------
          Total liabilities                                          821               126

    Shareholders' equity
      Common stock                                                 1,446             4,802
      Retained earnings                                           13,444            12,408
      Shares acquired by stock benefit plan                          (44)              (63)
      Unrealized gains on securities designated
        as available for sale, net                                   527               255
                                                               ---------          --------
          Total shareholders' equity                              15,373            17,402
                                                               ---------          --------
          Total liabilities and shareholders' equity            $ 16,194          $ 17,528
                                                               =========          ========


                           LOGANSPORT FINANCIAL CORP.
                             STATEMENTS OF EARNINGS
                  Years ended December 31, 2002, 2001 and 2000
                                 (In thousands)

                                                      2002            2001           2000
    Revenue
      Interest income                               $   -          $    14         $    6
      Equity in earnings of subsidiary               1,589           1,436          1,300
                                                    ------         -------         ------
         Total revenue                               1,589           1,450          1,306

    General and administrative expenses                115              77             57
                                                    ------         -------         ------
         Earnings before income tax credits          1,474           1,373          1,249

    Income tax credits                                 (40)            (25)           (20)
                                                    ------         -------         ------
         NET EARNINGS                               $1,514          $1,398         $1,269
                                                    ======         =======         ======

                         LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000

NOTE  L  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)

                           LOGANSPORT FINANCIAL CORP.
                            STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2002, 2001 and 2000
                                 (In thousands)

                                                                                      2000            2001           2000
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                     $1,514          $1,398         $1,269
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Excess distributions from (undistributed earnings of)
          consolidated subsidiary                                                    1,611             (86)          (598)
        Increase (decrease) in cash due to changes in:
          Accrued expenses and other liabilities                                        (5)              5            (70)
          Other                                                                        (29)            (70)            69
                                                                                    ------          -------        ------
         Net cash provided by operating activities                                   3,091           1,247            670


    Cash flows provided by (used in) financing activities:
      Proceeds from notes payable                                                      700              -              -
      Proceeds from exercise of stock options                                          368             208             -
      Dividends on common stock                                                       (478)           (516)          (477)
      Purchase of shares                                                            (3,725)           (921)          (464)
                                                                                    ------          -------        ------
         Net cash used in financing activities                                      (3,135)         (1,229)          (941)
                                                                                    ------          -------        ------

    Net increase (decrease) in cash and cash equivalents                               (44)             18           (271)

    Cash and cash equivalents at beginning of year                                     121             103            374
                                                                                    ------          -------        ------
    Cash and cash equivalents at end of year                                       $    77         $   121        $   103
                                                                                   =======         ========       =======

                         LOGANSPORT FINANCIAL CORP.

                        December 31, 2002, 2001 and 2000


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2002 and 2001. Certain amounts, as previously reported, may have been reclassified to conform to the 2002 presentation.



                                                                                 Three Months Ended
                                                                March 31,     June 30,      September 30,      December 31,
    2002:                                                            (In thousands, except per share data)

    Total interest income                                        $2,302       $2,346           $2,352            $2,326
    Total interest expense                                        1,247        1,219            1,215             1,196
                                                                 ------       ------           ------            ------
    Net interest income                                           1,055        1,127            1,137             1,130

    Provision for losses on loans                                    90           90               90                90
    Other income                                                     51           82               58               161
    General, administrative and other expense                       575          603              579               561
                                                                 ------       ------           ------            ------
    Earnings before income taxes                                    441          516              526               640

    Income taxes                                                    121          145              151               192
                                                                 ------       ------           ------            ------
    Net earnings                                                 $  320       $  371           $  375            $  448
                                                                 ======       ======           ======            ======
    Earnings per share:
      Basic                                                      $  .32       $  .39           $  .41            $  .51
                                                                 ======       ======           ======            ======
      Diluted                                                    $  .31       $  .38           $  .39            $  .50
                                                                 ======       ======           ======            ======




                                                                                 Three Months Ended
                                                              March 31,     June 30,    September 30,      December 31,
    2001:                                                            (In thousands, except per share data)

    Total interest income                                        $2,501       $2,498           $2,462            $2,370
    Total interest expense                                        1,529        1,470            1,376             1,321
                                                                 ------       ------           ------            ------
    Net interest income                                             972        1,028            1,086             1,049

    Provision for losses on loans                                    86           85               86               135
    Other income                                                     52           45               47                78
    General, administrative and other expense                       535          513              476               522
                                                                 ------       ------           ------            ------
    Earnings before income taxes                                    403          475              571               470

    Income taxes                                                    102          129              167               123
                                                                 ------       ------           ------            ------
    Net earnings                                                 $  301       $  346           $  404            $  347
                                                                 ======       ======           ======            ======
    Earnings per share:
      Basic                                                      $  .28       $  .32           $  .37            $  .32
                                                                 ======       ======           ======            ======
      Diluted                                                    $  .27       $  .32           $  .36            $  .32
                                                                 ======       ======           ======            ======


                   MARKET PRICE OF LOGANSPORT FINANCIAL CORP.
                COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market, under the symbol "LOGN." As of February 7, 2003, there were 799 shareholders of record of the Company's common stock. The table below presents the high and low trade prices for the common shares of the Company, together with dividends declared per share, for each quarter of the years ended December 31, 2002 and 2001. Such price information was obtained from Nasdaq.

                                                                  Per Share
Year Ending December 31,           High           Low             dividends

2002
Quarter ending:
  December 31, 2002                $17.13       $14.40             $0.14
  September 30, 2002                17.85        16.90              0.13
  June 30, 2002                     18.15        17.01              0.13
  March 31, 2002                    17.59        15.00              0.12

2001
Quarter ending:
  December 31, 2001                $15.25       $13.00             $0.12
  September 30, 2001                14.05        12.77              0.12
  June 30, 2001                     13.34        11.44              0.12
  March 31, 2001                    12.25        11.25              0.12


TRANSFER AGENT AND REGISTRAR. The Fifth Third Bank of Cincinnati, Ohio ("Fifth Third") is the Company's stock transfer agent and registrar. Fifth Third maintains the Company's shareholder records. Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records, lost or stolen certificates, dividend checks, or dividend direct deposit should contact:

                                Fifth Third Bank
                            Corporate Trust Services
                                Mail Drop 10AT66
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45202
                         (800) 837-2755 or 513-579-5320
                          http://investordirect.53.com

GENERAL COUNSEL.                                INDEPENDENT AUDITORS.

Barnes & Thornburg                              Grant Thornton LLP
11 South Meridian Street                        625 Eden Park Drive, Suite 900
Indianapolis, Indiana 46204                     Cincinnati, Ohio 45202

SHAREHOLDER & GENERAL INQUIRIES. The Company is required to file an Annual Report on Form 10-K for its year ended December 31, 2002 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to or on our website:

                       Dottye Robeson, Secretary/Treasurer
                           Logansport Financial Corp.
                           723 East Broadway, Box 569
                            Logansport, Indiana 46947
                          (574) 722-3855 extension 313
                            www.logansportsavings.com

OFFICE LOCATION.

723 East Broadway
Logansport, Indiana 46947
(574) 722-3855
Fax - (574) 722-3857
Email - dottyer@logansportsavings.com